FEMSA successfully finalizes the acquisition of Delek’s retail operations in the United States

Monterrey, Mexico, October 1, 2024 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced that it has successfully closed the transaction previously announced on August 1, 2024, with Delek US Holdings, Inc. (“Delek”) (NYSE: DK), to acquire Delek’s retail operations, consisting of 249 convenience stores located mainly in Texas.

This acquisition represents an important milestone for FEMSA as it strategically expands its retail footprint into the U.S. market. Over time, and with a permanent focus on the consumer, FEMSA has developed robust capabilities such as store operation, segmentation, procurement, and supply chain management, which will be essential in the integration of the Delek stores.

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About FEMSA
FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	October 1, 2024	| Page 1